UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 0-14793

(Check One): [X] Form 10-K [   ] Form 20-F [   ] Form 11-K [   ] Form 10-Q [   ] Form N-SAR [   ] Form N-CSR

For Period Ended: DECEMBER 31, 2004

[   ] Transition Report on Form 10-K [   ] Transition Report on Form 20-F [   ] Transition Report on Form 11-K [   ] Transition Report on Form 10-Q [   ] Transition Report on Form N-SAR For the Transition Period Ended:

        Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

        If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

          Full Name of Registrant

TEKNOWLEDGE CORPORATION

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

1800 Embarcadero Road, Palo Alto, California 94303

PART II-RULE 12b-25(b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]  (b)        The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

            PART III NARRATIVE

        State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed period. (ATTACH EXTRA SHEETS IF NEEDED)

        The Registrant was unable to file its Annual Report on Form 10-KSB for the period ended December 31, 2004 within the prescribed time period for the following reason: The Registrant has been unable to compile all pertinent information to complete the Annual report or provide the Registrant's accountant with all of the accounting information necessary to complete the Annual report. The Registrant could not have completed the review of its financial statements within the prescribed time without unreasonable effort or expense.

            PART IV OTHER INFORMATION

    (1)        Name and telephone number of person to contact in regard to this notification

      Dennis Bugbee, Chief Financial Officer and Secretary (650) 494-5461

    (2)        Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                           [X] Yes                    [   ] No

    (3)        Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                           [X] Yes                    [   ] No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        The Company incurred substantial losses and negative cash flows from operations during the year ending December 31, 2004, and had an accumulated deficit of $1,682,000 as of December 31, 2004. The Company had losses in the fourth quarter of $4,534,000 and for the year of $5,897,306. The majority of these losses were for noncash items: $1,753,000 for the write down of previously capitalized software to net realizable value, and a write down of $768,000 of a deferred tax asset. An additional $1,500,000 was recorded to increase government rate reserves. The Company’s revenues were $8,221,000 in 2004, a decline from $11,408,000 in 2003. Cash and cash equivalents at December 31, 2004 were $161,000, a decline of $884,000 from 2003. Our cash balance at December 31, 2004 was affected by a delay in receiving payment for receivables on two contracts. The Company was subsequently paid an aggregate of $574,911 in 2005, 75% of which was advanced by our bank against these receivables. Teknowledge is pursuing a number of alternatives to improve its financial position, including technology asset sales or licensing, patent related licensing revenues, equity financing, and the sale of a product or business line. Although the Company believes that it can address the challenges presented by its current financial position, if the Company is not able to secure sufficient additional capital in the next few months, it may be unable to continue as a going concern. The above is a summary of the anticipated changes in the Company’s results of operations for 2004, but is subject to completion of, among other things, final review of the Company’s financial statements by its independent registered public accounting firm.

TEKNOWLEDGE CORPORATION

(Name of Registrant as Specified in Charter)

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

      Date: April 1, 2005

/s/ Dennis A. Bugbee
Dennis A. Bugbee

Chief Financial Officer